Exhibit 99.1

Immuron North American revenue surges

by 52% in FY19

Key Highlights:

●	Immuron FY19 revenue surged by 52% in North America, reaching $1.16M.
●	In the USA, FY19 Travelan® sales exceeded the $1M AUD milestone for the first time and grew by +32% to $1.02M AUD.
●	In May 2019, USA Travelan® sales achieved a record-breaking $182K AUD.
●	The first Canadian sales of Travelan® were reported in Q4 of FY19.
●	Global Immuron sales for FY19 grew at +29% YoY, representing a record-breaking year for the company with revenue before rebates reaching $2.6M AUD.

Melbourne, Australia, July 16, 2019: Immuron Limited (ASX: IMC; NASDAQ: IMRN), an Australian biopharmaceutical company focused on developing and commercializing oral immunotherapeutics for the treatment of gut mediated diseases, today announced sales results for the year ended 30 June 2019 (‘FY19’) for its commercially available products, including Travelan®, the over-the-counter gastrointestinal and digestive health supplement.

Travelan® sales experienced impressive growth in North America in FY19 as revenue surged by 52%, and reached $1.16M* AUD.

In the USA, Travelan® FY19 revenue exceeded the $1M milestone for the first time, as sales grew strongly by 32% YoY to $1.02M* AUD. This was partly attributable to continued sales growth of 37% in the Passport Health Travel Clinic network, which boasts 270 branches across the USA. During FY19, Immuron featured on two podcasts on the US based ‘Not Old, Better’ channel. This included an interview with Dr. Hailey Weertz from the US Department of Defense, in which she spoke of the ground-breaking research into Travelan® by the Walter Reed Army Institute of Research (WRAIR). Both podcasts resulted in an immediate spike in sales of Travelan of Amazon, with this online category growing by almost 80% in FY19. May 2019 represented a record-breaking month for Travelan sales in the USA with revenue climbing to $182K* AUD.

Travelan launched strongly into the Canadian market in Q3 FY19, with sales of over $100K* AUD recorded in Q4 of FY19. The major Canadian Pharmacy chain Shoppers Drug Mart was the first banner to range the product.

Global Immuron revenue expanded by a robust +29% YoY in FY19, reaching a record-breaking $2.6M* AUD. In Australia, FY19 total sales before rebates were recorded at $1.44M* AUD, showing continued growth and a +15% increase YoY. Increased initiatives in the Pharmacy sector, including TV advertising with Chemist Warehouse and stronger merchandising in-store, contributed to this sales momentum.

“During the 2019 fiscal year, Immuron added to the ongoing successful efforts in Australia by working hard to increase awareness of Travelan® amongst North American consumers, using podcasts and collaborations with travel bloggers to educate and inform the market regarding the virtues of our product,” said Dr. Gary Jacob, CEO of Immuron Ltd. “The new 2020 fiscal year will see our efforts ramp-up even further in North America as we expand distribution channels and work to further consumer demand in that very important geographic area using pull-through marketing campaigns and other forms of advertising.”

*	Unaudited gross revenue

COMPANY CONTACT: Gary S. Jacob, Ph.D. Chief Executive Officer Ph: +61 (0)3 9824 5254 info@immuron.com	AUS INVESTOR RELATIONS: Peter Taylor NWR Communications Ph: +61 (0)4 1203 6231 peter@nwrcommunications.com.au	USA INVESTOR RELATIONS: Dave Gentry - CEO RedChip Companies, Inc. US Ph: +1 (407) 491 4498 dave@redchip.com

ABOUT IMMURON:

Immuron Limited (ASX: IMC, NASDAQ: IMRN), is an Australian biopharmaceutical company focused on developing and commercializing orally delivered targeted polyclonal antibodies for the treatment of inflammatory mediated and infectious diseases. Immuron has a novel and safe technology platform with one commercial asset generating revenue. In Australia, Travelan® is a listed medicine on the Australian Register of Therapeutic Goods (AUST L 106709) and is indicated to reduce the risk of Travellers’ Diarrhea, reduce the risk of minor gastro-intestinal disorders and is antimicrobial. In Canada, Travelan® is a licenced natural health product (NPN 80046016) and is indicated to reduce the risk of Travellers’ Diarrhea. In the U.S., Travelan® is sold as a dietary supplement for digestive tract protection in accordance with section 403 (r)(6) of the Federal Drug Administration (FDA). Immuron’s lead clinical candidate, IMM-124E, is presently in Phase II trials in Severe Alcoholic Hepatitis (SAH) and Pediatric Nonalcoholic Fatty Liver Disease (NAFLD). The company now has plans to develop a U.S. registration dossier for IMM-124E for Travellers’ Diarrhea. Immuron’s second clinical-stage asset, IMM-529, targets Clostridium difficile Infections (CDI), and is presently in a clinical trial in CDI patients. These products together with the Company’s other preclinical immunotherapy pipeline products currently under development targeting immune-related and infectious diseases are anticipated to meet pressing needs in the global immunotherapy market.

For more information visit: http://www.immuron.com

FORWARD-LOOKING STATEMENTS:

This press release may contain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, each as amended. Such statements include, but are not limited to, any statements relating to our growth strategy and product development programs and any other statements that are not historical facts. Forward-looking statements are based on management’s current expectations and are subject to risks and uncertainties that could negatively affect our business, operating results, financial condition and stock value. Factors that could cause actual results to differ materially from those currently anticipated include: risks relating to our growth strategy; our ability to obtain, perform under and maintain financing and strategic agreements and relationships; risks relating to the results of research and development activities; risks relating to the timing of starting and completing clinical trials; uncertainties relating to preclinical and clinical testing; our dependence on third-party suppliers; our ability to attract, integrate and retain key personnel; the early stage of products under development; our need for substantial additional funds; government regulation; patent and intellectual property matters; competition; as well as other risks described in our SEC filings. We expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations or any changes in events, conditions or circumstances on which any such statement is based, except as required by law.